Media Release

Basel, 30. November 2004

Roche employees at almost 60 sites worldwide participate in the Roche AIDS Walk to support children orphaned by HIV/AIDS

On World AIDS Day, Roche launches its Global Employee AIDS Walk to support the children orphaned as a result of AIDS in Malawi. About 500'000 orphans live in Malawi, a peaceful, stable country which is also one of the poorest countries in the world.

Roche employees asked how they could make a difference to people living with HIV/AIDS in Africa. Today, about 8000 employees from almost 60 Roche offices in Australia, Asia, Europe, and the Americas have registered to participate in the walk. Altogether they will walk or run once around the globe. The event is being run to raise funds to establish and support orphan centers across Malawi which provide shelter, food, clean water and education for the local orphaned children. This is supported via the work of the European Coalition of Positive People (ECPP).

Each participating employee has committed to raise money by gaining sponsorship. In addition, Roche has agreed to match the amount of money raised by employees taking part in the sponsored walk, greatly increasing the final amount that will be donated.

A pilot Roche Employee AIDS Walk took place in 2003 across three sites in Switzerland and the USA. The event was a huge success with over 1300 participants raising over a third of a million Swiss Francs. To date, this money has been used to purchase essential items, such as food, cooking utensils and clothes for the children, a borehole to provide clean water and to establish a fund for school fees. In addition, investments have been made in creating local facilities, such as the building and renovation of accommodation structures, as well as educational equipment, including schoolbooks and musical instruments. All efforts are designed to make a visible, long term and sustainable difference in the lives of the orphaned children.

F. Hoffmann-La Roche Ltd. CH-4070 Basel Corporate Communications Tel. 061 - 688 88 88
Fax 061 - 688 27 75
http://www.roche.com

Franz B. Humer, Roche CEO and Chairman, said: "I am overwhelmed by the huge involvement of our employees. The high number of participating employees sends a strong signal as it demonstrates our commitment to the fight against HIV/AIDS. With the funds raised, we can directly improve the lives of thousands of children affected by the disease. The contribution of every Roche employee who participates will make a difference".

Colin Webb, Executive Director, ECPP, comments: "The lives of the orphaned children with whom we work in Malawi will be greatly improved by the efforts of so many caring Roche employees. We were absolutely thrilled by both the enthusiasm and the money raised in 2003, and even more grateful that Roche has committed to raise money through the Global AIDS Walk in 2004. I know the children would love to thank Roche too".

The World Health Organization (WHO) estimates that there are 38 million people living with HIV/AIDS worldwide.[1] Sub-Saharan Africa is by far the worst affected area, with over 25 million people currently living with the disease.[2] It is estimated that in Malawi 15 per cent of adults are infected with HIV, and that the virus caused over 80,000 deaths in 2003.[3] However, the devastating impact of this disease extends much further than those infected – over half a million children in Malawi have lost their mother, father or both parents as a result of AIDS.[4] These orphaned children are highly vulnerable to child prostitution and have a lack of education and skills, which could help them to build a brighter future.

Moreen Williams, a US based Roche employee who has witnessed first-hand the impact of HIV/AIDS in Malawi comments: "The hunger and poverty are visible everywhere. I still feel very emotional today when I talk about my time in this country and my visits to the orphan centers. I can't believe anyone wouldn't be moved by such an experience and would not want to help. The main lesson I learned is that anything and everything can help in improving the lives of the orphaned children. I am very grateful to have the opportunity to serve such an important cause".

In addition to raising money to help orphans in Malawi, many participating Roche sites will also donate a percentage of the money raised through the Global Employee AIDS Walk to a local HIV/AIDS organization in their country. As a result, children globally impacted by HIV/AIDS will benefit.

About ECPP

The European Coalition of Positive People (ECPP) is a self-help organisation of, by and for people living with HIV and AIDS, (HIV1 and HIV2), Hepatitis and Tuberculosis. ECPP seeks to establish a democratic and accountable patient voice at a European level. ECPP advocates for the rights of positive people (patients) as enshrined in the Paris Declaration and implicit in the UN Charter on Human Rights.

Roche Policies in Least Developed Countries

No patents for any of Roche medicines - across all disease areas - will be filed in the world's Least Developed Countries (LDCs), as defined by the UN. Roche will not file patents on new HIV/AIDS medicines in Least Developed Countries or sub-Saharan Africa. Roche will not take action in these countries against the sale or manufacture of generic versions of HIV medicines for which Roche still holds patents. Generic versions of such HIV medicines can therefore be produced in LDCs and sub-Saharan Africa without the need for a voluntary or compulsory licence.

Roche makes its HIV protease inhibitors – Invirase (saquinavir) and Viracept (nelfinavir) available at no profit prices for direct supplies from Roche Basel to LDCs and sub-Saharan Africa.

Roche no profit pricing and patent policies apply to approximately two thirds of all people living with HIV/AIDS in the world.

Through its AmpliCare program Roche has been supplying HIV viral load tests at the lowest possible price to sub-Saharan Africa, South Africa, and countries defined by the United Nation as 'least developed'. AmpliCare focuses on the complete continuum of care – from testing to monitoring to education – and works to optimize efforts on a region-by-region basis. It includes flexible pricing and support of major government and private programs. Capping it off is an education program to ensure that local doctors and nurses are fully informed on the latest advances in HIV/ AIDS care.

Sustainability and social responsibility - part of the Roche tradition

Sustainability expresses a principle that has long been part of Roche's culture and activities; so has social responsibility. Roche is committed to a system of corporate governance that conforms to the latest standards and is continuously benchmarking its principles and achievements against the industry and best practice. For over a century, the company has been working to improve healthcare worldwide and supports humanitarian projects aimed primarily at helping people in the world's poorest countries.

Amongst others, Roche is involved in the Phelophepa train project; Phelophepa is the name of a mobile clinic on rails which has been bringing basic medical services to people in remote parts of South Africa since 1994. Roche has been supporting the train, which is operated by the state rail corporation Transnet, for the last 10 years. Phelophepa spends 36 weeks a year travelling around areas with inadequate medical services. To date, the train has reached over one million people in remote parts of the country. This method of helping people to help themselves has brought about a significant and lasting improvement in the health of people living in the regions visited by the train. Phelophepa is thus contributing to sustainable development in rural South Africa.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-intensive healthcare groups. Its core businesses are pharmaceuticals and diagnostics. As a supplier of innovative products and services for the prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in Diagnostics, the leading supplier of medicines for cancer and transplantation and a market leader in virology. In 2003, the Pharmaceuticals Division generated 19.8 billion Swiss francs in prescription drug sales, while the Diagnostics Division posted sales of 7.4 billion Swiss francs. Roche employs roughly 65,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai.

For further information:

Roche Pharmaceuticals in HIV: www.roche-hiv.com

Roche Diagnostics in HIV: www.roche-diagnostics.com/servicebox/document_center/index.php

Access to Healthcare: www.roche.com/home/sustain/sus_med.htm

European Coalition of Positive People: www.ecpp.co.uk

Volounteerism at Roche:

www.roche.com/home/sustainability/sus_soc/sus_soc_coop/sus_soc_coop_vol.htm

Media Relations Contacts

Phone: +41 61 688 88 88 / e-mail: basel.mediaoffice@roche.com

- Baschi Dürr
- Alexander Klauser
- Daniel Piller (Head Roche Group Media Office)
- Katja Prowald (Head Science Communications)
- Martina Rupp

References:

[1] http://www.unaids.org/bangkok2004/GAR2004_pdf/GAR2004_Execsumm_en.pdf
[2] http://www.unaids.org/bangkok2004/GAR2004_pdf/GAR2004_Execsumm_en.pdf
[3] UNAIDS/WHO/Epidemiological fact sheets – 2004 update – Malawi
http://www.who.int/GlobalAtlas/PDFFactory/HIV/EFS_PDFs/EFS2004_MW.pdf
[4] UNAIDS/WHO/Epidemiological fact sheets – 2004 update – Malawi
http://www.who.int/GlobalAtlas/PDFFactory/HIV/EFS_PDFs/EFS2004_MW.pdf

Media release

Roche

Basel, 30 November 2004

Unique cancer drug Avastin now shown to improve survival across different metastatic colorectal cancer regimens

Roche and Genentech, Inc., announced today that Avastin (bevacizumab, rhuMAb-VEGF), a new innovative anti-angiogenesis drug, has shown for the first time that it significantly increases survival in patients with metastatic colorectal cancer when used in combination with a standard oxaliplatin-containing chemotherapy regimen. These patients had previously failed one chemotherapy regimen for their advanced disease.

Preliminary results have shown the study has achieved its primary endpoint showing that patients who received Avastin plus chemotherapy lived nearly two months longer, on average, compared to those who received chemotherapy alone (12.5 months vs 10.7 months). Patients receiving Avastin plus chemotherapy had a 26 percent reduction in the risk of death (hazard ratio of 0.74). Oxaliplatin-containing chemotherapy regimens are widely used in first- and second-line metastatic colorectal cancer therapy.

Colorectal cancer is the third most commonly reported cancer, with 945,000 new cases annually worldwide. It is estimated that more than 50% of people diagnosed with colorectal cancer will die of the disease. [1]

"We are delighted with this news," said William M. Burns, Head of Roche Pharmaceuticals Division. "This is the first time that data have demonstrated the significant survival benefit that Avastin can also bring to patients whose disease progresses after initial anti-tumor treatment. Today's data highlight the potential of Avastin for many patients with metastatic colorectal cancer, as it has now shown survival benefit when used in either first- or second-line."

The randomised, controlled, multi-center Phase III study, sponsored by the National Cancer Institute, part of the National Institutes of Health, and conducted by a network of researchers led

by the Eastern Cooperative Oncology Group (ECOG), is the first large-scale study to evaluate Avastin in combination with an oxaliplatin-containing chemotherapy regimen (FOLFOX4)*. It is also the first large-scale study in patients with metastatic colorectal cancer who had failed a previous chemotherapy regimen (relapsed). A total of 829 patients were enrolled in this trial and were randomised to receive treatment with FOLFOX4 with or without Avastin. According to ECOG, preliminary study results will be presented during the ASCO Gastrointestinal Cancers Symposium, January 27-29, 2005 in Hollywood, Florida. Trials investigating the use of Avastin with an oxaliplatin-containing regimen as adjuvant (post operation) treatment and first-line treatment for patients with metastatic colorectal cancer are currently ongoing.

"These trial results are immensely important because they provide striking evidence that Avastin can be safely combined with the many different chemotherapy regimens commonly used in the treatment of advanced colorectal cancer," commented Stefan M. Manth, Head of Roche Oncology.

Avastin received fast-track approval by the US Food and Drug Administration (FDA) and was launched in the US in February 2004. In October 2004, Roche received a positive recommendation from the European Committee for Medicinal Products for Human Use (CHMP) for Avastin for first-line treatment of patients with metastatic carcinoma of the colon or rectum in combination with intravenous 5-fluorouracil (5-FU)/folinic acid or intravenous 5-FU/folinic acid/irinotecan. Avastin will now be proposed for final marketing approval by the European Commission.

Roche and Genentech are pursuing a comprehensive clinical programme investigating the use of Avastin in advanced colorectal cancer with other chemotherapies and also expanding into the adjuvant setting. As Avastin's mechanism may be relevant in a number of malignant tumours, Roche and Genentech are also investigating the potential clinical benefit of Avastin in other cancers, including non-small cell lung cancer, pancreatic cancer, renal cell carcinoma and others. Approximately 15,000 patients are expected to be enrolled into clinical trials over the next years worldwide.

About Avastin

Avastin is the first treatment that inhibits angiogenesis – the growth of a network of blood vessels that supply nutrients and oxygen to cancerous tissues. Avastin targets a naturally occurring protein called VEGF (Vascular Endothelial Growth Factor), a key mediator of angiogenesis, thus

choking off the blood supply that is essential for the growth of the tumour and its spread throughout the body (metastasis).

Earlier this year, the New England Journal of Medicine published results of a pivotal Phase III study which demonstrated that the addition of Avastin to standard IFL chemotherapy (irinotecan/5-FU/leucovorin) significantly extends survival in patients with previously untreated advanced colorectal cancer. The study, in which more than 900 patients participated, showed that Avastin plus chemotherapy increased overall survival by nearly five months (20.3 months vs 15.6 months) compared to chemotherapy alone.[2]

Roche in Oncology

Within the last five years the Roche Group, including its members Genentech in the United States and Chugai in Japan, has become the world's leading provider of anti-cancer treatments, supportive care products and diagnostics. Its oncology business includes an unprecedented five products with survival benefit in different major tumour indications: Xeloda and Herceptin in advanced stage breast cancer, MabThera in non-Hodgkin's lymphoma, Avastin in colorectal carcinoma and Tarceva in non-small cell lung cancer and pancreatic carcinoma.

In the United States Herceptin, MabThera, Avastin and Tarceva are marketed either by Genentech alone or together with its partners Biogen Idec Inc. (MabThera) and OSI (Tarceva). Outside of the United States, Roche and its Japanese partner Chugai are responsible for the marketing of these medicines.

The Roche oncology portfolio also includes NeoRecormon (anaemia in various cancer settings), Bondronat (prevention of skeletal events in breast cancer and bone metastases patients, hypercalcaemia of malignancy), Kytril (chemotherapy and radiotherapy-induced nausea and vomiting) and Roferon-A (hairy cell and chronic myeloid leukaemia, Kaposi's sarcoma, malignant melanoma, renal cell carcinoma). CERA is the most recent demonstration of Roche's commitment to anaemia management. The Roche Group's cancer medicines generated sales of more than 5.6 billion Swiss francs in the first nine months of 2004.

In addition to the medicines, Roche is developing new diagnostic tests that will have a significant impact on disease management for cancer patients in the future. With a broad portfolio of tumour markers for prostate, colorectal, liver, ovarian, breast, stomach, pancreas and lung cancer, as well as a range of molecular oncology tests, Roche will continue to be the leader in providing cancer-focused treatments and diagnostics.

Roche has four research sites (two in the United States and one each in Germany and Japan) and five development sites (two in the United States and one each in UK, Australia and Switzerland).

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-intensive healthcare groups. Its core businesses are pharmaceuticals and diagnostics. As a supplier of innovative products and services for the prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is one of the world's leading companies in the global diagnostics market, the leading supplier of medicines for cancer and transplantation and a market leader in virology. In 2003, the Pharmaceuticals Division generated 19.8 billion Swiss francs in prescription drug sales, while the Diagnostics Division posted sales of 7.4 billion Swiss francs. Roche employs roughly 65,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai.

Notes to Editor:
* FOLFOX4 is a standard chemotherapy combination with oxaliplatin, 5-fluorouracil and leucovorin.

Further information:

- www.roche.com
- www.gene.com
- www.health-kiosk.ch

Media Relations Contacts

Phone: +41 61 688 88 88 / e-mail: basel.mediaoffice@roche.com

- Baschi Dürr
- Alexander Klauser
- Daniel Piller (Head Roche Group Media Office)
- Katja Prowald (Head Science Communications)
- Martina Rupp

References:
[1] J. Ferlay, F. Bray, P. Pisani and D.M. Parkin. GLOBOCAN 2000: Cancer Incidence, Mortality and Prevalence Worldwide, Version 1.0. IARC CancerBase No. 5. Lyon, IARCPress, 2001
[2] Hurwitz, H, Fehrenbacher, L, Novotny, W, et al. Bevacizumab plus Irinotecan, Fluorouracil, and Leucovorin for Metastatic Colorectal Cancer. New England Journal of Medicine 2004; 350(23): 2335–2342